# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ARKO Petroleum Corp., CIK 0002080921
CUSIP: 04124A100
Title of class of securities: Class A Common
Address of issuer's principal executive offices: 8565 MAGELLAN PKWY., STE 400, 8565 MAGELLAN PKWY., STE 400, RICHMOND, Virginia (VA), 23227
Date of event which requires filing of this statement: 05/08/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001329375-26-000003
Filed by CIK 0001329375

## Reporting persons
- CUSHING ASSET MANAGEMENT, LP dba NXG INVESTMENT MANAGEMENT: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); sole voting power 300,000; shared voting power 0; sole dispositive power 300,000; shared dispositive power 0; aggregate amount beneficially owned 300,000 (2.4% of the class)

## Item 1. Issuer
Name of issuer: ARKO Petroleum Corp.
Address of issuer's principal executive offices: 8565 MAGELLAN PKWY., STE 400, 8565 MAGELLAN PKWY., STE 400, RICHMOND, VIRGINIA, 23227.

## Item 2. Person Filing
Name of person filing: Cushing Asset Management, LP dba NXG Investment Management
Address of principal business office or, if none, residence: One Energy Square, 4925 Greenville Avenue, Suite 1310, Dallas, TX 75206
Citizenship: Texas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 300,000
Percent of class: 2.4%
Sole power to vote or to direct the vote: 300,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 300,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CUSHING ASSET MANAGEMENT, LP dba NXG INVESTMENT MANAGEMENT: Brad Mead, Chief Compliance Officer (05/19/2026)